EXHIBIT 1.01

Lands’ End, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2024

Introduction

Lands’ End, Inc. (“Lands’ End” or the “Company”) is a leading digital retailer of solution-based apparel, swimwear, outerwear, accessories, footwear, home products and uniforms. The Company is including this Conflict Minerals Report (“Report”) as an exhibit to its Form SD for the year ended December 31, 2024, as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”).

If a Securities and Exchange Commission (“SEC”) registrant manufactures or contracts to manufacture products containing cassiterite (tin), columbite-tantalite (tantalum), gold and/or wolframite (tungsten) (collectively, “Conflict Minerals” or “3TG”), and the 3TG are necessary to any such product’s functionality or production, the Conflict Minerals Rule requires that the registrant annually report to the SEC its efforts to determine whether any 3TG originated in the Democratic Republic of Congo or the adjoining countries of Angola, the Republic of the Congo, Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania and Zambia (collectively, the “Covered Countries”), or are from recycled or scrap sources.

Actions described in this Report as have been conducted by the Company include actions conducted on the Company’s behalf by a third-party vendor.

Product Description

During 2024, the Company “contracted to manufacture” certain products for which 3TG are necessary to their functionality or production. This Report describes our diligence efforts to determine the source and chain of custody of 3TG necessary to the products we contracted to manufacture during 2024, including apparel, footwear, home fashion, and accessories.

Within these products are components that can be specified but are generally obtained indirectly from other suppliers by our direct suppliers. These components may include, but are not limited to, fabrics, zippers, fashion accessories, buttons, snaps and buckles. The foregoing is not an exhaustive list of all of the Company’s product categories and components and should not be relied upon as such.

Reasonable Country of Origin Inquiry (“RCOI”)

We analyzed our supply chain to determine which products and suppliers were in-scope for purposes of the Conflict Minerals Rule. To implement the RCOI, the Company engaged with suppliers that were identified as in-scope through this analysis and collected information from the in-scope suppliers regarding the presence and sourcing of 3TG used in the products supplied to the Company. The Company believes that its RCOI was reasonably designed to determine whether such Conflict Minerals originated in the Covered Countries or came from recycled or scrap sources. Information was collected and stored using an online platform provided by a third-party vendor.

The Company’s supplier engagement followed these steps:

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An introduction email was sent to suppliers that directly provide products to the Company that contain, or might reasonably be expected to contain, one or more of the Conflict Minerals (“Suppliers”), which described the compliance requirements and requested 3TG information via a survey using the CMRT (as defined below); and
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Reminder emails were subsequently sent to each non-responsive Supplier requesting survey completion.

An escalation process was initiated for Suppliers that continued to be non-responsive after the above contacts were made. This process consisted of direct outreach from the Company by email up to seven times to request participation in the program.

Our RCOI utilized the Conflict Minerals Reporting Template (“CMRT”) from the Responsible Minerals Initiative (“RMI”) for data collection. Only version 6.22 or higher of the CMRT was accepted by the Company from our Suppliers. The CMRT includes questions regarding a Supplier’s conflict-free policy, its due diligence process, and its supply chain, such as the names and locations of 3TG smelters and refiners (“SORs”) and the origin of 3TG used by those facilities.

Supplier responses were evaluated for plausibility, consistency, and gaps. Additional Supplier contacts were conducted to address issues, including incomplete data obtained through the CMRT, responses that did not identify SORs for listed metals, and organizations that were identified as SORs, but were not verified as such through further analysis and research. Our inquiries did not always reveal definitive answers. The survey response rate among the Company’s Suppliers was 69% and represented approximately 92% of our in-scope unit volume. Of the responding Suppliers, approximately 4% indicated that the products supplied to the Company contained one or more 3TG that was necessary to the functionality or production of such products.

Design of Due Diligence Measures

Following our RCOI, we conducted a due diligence process intended to conform in all material respects with the framework provided by the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and accompanying Supplements, an internationally-recognized due diligence framework (the “OECD Guidance”). Since we do not purchase any Conflict Minerals from mines or SORs, and only contract to manufacture products covered by the Conflict Minerals Rule, we must rely on our Suppliers to provide information regarding the origin of the Conflict Minerals that are included in such products. The OECD Guidance was written for both upstream and downstream companies in the supply chain (upstream companies are those between the mine and SORs; downstream companies are those entities between the SOR and retailer). As we are a downstream company in the supply chain, our due diligence practices were developed accordingly.

Due Diligence Measures Performed

We undertook to perform the following due diligence measures:

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Policies and Procedures. We have a Conflict Minerals Policy, which is periodically reviewed and publicly available at www.landsend.com/sustainability/. Our Conflict Minerals Policy emphasizes our commitment to sourcing all components and materials from companies that share our values of integrity, human rights and sustainability. In addition, we have informed our Suppliers that they must respond to inquiries from us regarding their use of Conflict Minerals. We also have a Company-level mechanism to enable the reporting of grievances, including those related to Conflict Minerals.
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Internal Measures. We have a cross functional team of legal and sourcing leadership tasked with ensuring compliance with our Conflict Minerals Policy. The sourcing team manages our due diligence program and engagements with consultants and advisors. The legal team takes the lead on overseeing the preparation of the Form SD and this Report, in close consultation with the sourcing team.
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Identification and Assessment of Supply Chain Risks. As part of our process, we request information from our Suppliers about the origin of Conflict Minerals that are necessary to the functionality or production of our products. This process is intended to identify SORs in our supply chain.
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Respond to Identified Risks. We implemented a strategy to respond to supply chain risks, which, as discussed below, included additional investigation of SORs that are known or thought to be sourcing from the Covered Countries.
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Management Reporting. We reported risk management findings to members of the Company’s senior management.
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Annual Reporting. This Report, which constitutes our annual report on our Conflict Minerals due diligence, was prepared for filing with the SEC. This Report is available on our website at https://www.landsend.com/sustainability/pdf/LandsEndConflictMineralsPolicy.pdf
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Document Retention. The Company is retaining documentation regarding its due diligence process for 2024 in accordance with its records retention policies.

As stated above, Suppliers were requested to use the CMRT to identify SORs and associated countries of origin. For those SORs identified by our Suppliers that are known or thought to be sourcing from the Covered Countries, additional investigation was conducted to determine the source and chain-of-custody of the regulated metals. The Company also compared the names of any SOR identified in the Suppliers’ responses to the Standard Smelter Names set forth in the CMRT and the list of conflict-free SORs and country of origin information published by the RMI’s Responsible Minerals Assurance Process (“RMAP”), the London Bullion Market Association Good Delivery Program and the Responsible Jewellery Council Chain-of-Custody Certification. If the SOR was not certified by at least one of these internationally-recognized schemes, the Company attempted to contact the SOR to gain more information about its sourcing practices, including countries of origin and transfer, and whether there are any internal due diligence procedures in place or other processes the SORs takes to track the chain-of-custody on the source of its mineral ores. Relevant information to review included: whether the SOR has a documented, effective and communicated conflict-free policy, an accounting system to support a mass balance of materials processed, and traceability documentation. Internet research was also performed to determine whether there were any outside sources of information regarding the SOR’s sourcing practices. Up to three contact attempts were made to SORs to gather information about the mine country of origin and sourcing practices.

Due Diligence Results

The table set forth on Schedule 1 to this Report lists the SORs identified by the Suppliers we surveyed. Since our Suppliers generally provided facility information through the CMRT at the company level, representing the Suppliers’ entire product lines, and generally did not limit their CMRT responses to facility information for 3TG in products they supplied to the Company specifically, not all of these SORs necessarily processed 3TG contained in our 2024 products, which are described under “Product Description” above. Suppliers that identified a Covered Country as the country of origin for 3TG identified processing facilities that are listed as having been designated as “conflict-free” under the RMAP (or have received a “conflict-free” designation from another independent third-party audit program).

Steps to Improve Due Diligence

The Company supports the objective of preventing armed groups in the Covered Countries from benefiting from the sourcing of Conflict Minerals from that region. We are committed to responsible sourcing of materials for our products, including the sourcing of Conflict Minerals, and we expect that our Suppliers are likewise committed to responsible sourcing. We expect our Suppliers to take steps to determine if their products contain Conflict Minerals and if so, implement supply chain due diligence processes to identify sources of these minerals and support efforts to eradicate the use of Conflict Minerals which directly or indirectly finance or benefit armed groups in the Covered Countries. Accordingly, we intend to continue to take the following steps to further mitigate the risk that the 3TG in our products finance or benefit armed groups in the Covered Countries:

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Continue to assess the presence of 3TG in our supply chain,
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Continue to identify indirect component suppliers that have well-established Conflict Minerals programs,
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Continue to compare RCOI results to information collected via independent conflict-free smelter validation programs such as the RMAP, and contact SORs identified through the RCOI process to request their participation in obtaining a “conflict-free” designation from an industry program such as the RMAP, and
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Continue to conduct ongoing communication and training with Suppliers and relevant employees related to the responsibilities and expectations of the Company’s Conflict Minerals Policy.

Schedule 1

The SORs that have been identified to the Company by its Suppliers as processing Conflict Minerals used by those Suppliers, the applicable Conflict Mineral, and their RMAP certification status is set forth below. As previously noted, not all of these SORs necessarily processed 3TG contained in our 2024 products. Our Suppliers generally provided facility information through the CMRT at the company level, representing each Supplier’s entire product line, and generally did not limit their CMRT responses to facility information for 3TG in products they supplied to the Company specifically.

Supplier SORs	Metal	RMAP Certified
Tin Technology & Refining	Tin	Yes
Jiangxi New Nanshan Technology Ltd.	Tin	Yes
Aurubis Beerse	Tin	Yes
EM Vinto	Tin	Yes
White Solder Metalurgia e Mineracao Ltda.	Tin	Yes
Minsur	Tin	Yes
Mineracao Taboca S.A.	Tin	Yes
Malaysia Smelting Corporation (MSC)	Tin	Yes
PT Timah Tbk Kundur	Tin	Yes
Thaisarco	Tin	Yes
PT Timah Tbk Mentok	Tin	Yes